SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                      ------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                         FOR THE DATE OF APRIL 30, 2003

                                   HANSON PLC
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                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   1 Grosvenor Place London SW1X 7 JH England

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F  X                           Form 40-F
                           ---                                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                    No  X
                       ---                                   ---

If `Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-__________

This Report is incorporated by reference in Registration Statement No. 333-98517 on Form F-3 filed by the registrant under the Securities Act of 1933.


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EXHIBIT NO.       DESCRIPTION OF EXHIBIT

1.1 Underwriting Agreement, dated April 28, 2003, among Hanson Australia Funding Limited; Hanson PLC, as Guarantor; and Lehman Brothers Inc. and J.P. Morgan Securities Inc., as underwriters.

1.2 Opinion of Weil, Gotshal & Manges LLP with respect to the validity of the Debt Securities and Guarantees under New York Law.

1.3 Opinion of Graham Dransfield with respect to the validity of the Debt Securities and Guarantees under English law.

1.4 Opinion of Mallesons Stephen Jacques with respect to the validity of the Debt Securities and Guarantees under Australian law.




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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                        HANSON PLC
                                              ----------------------------------
                                                       (Registrant)


                                        By: /s/ Graham Dransfield
                                           -------------------------------------
                                           Name:  Graham Dransfield
                                           Title: Legal Director

Date:    April 30, 2003






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


                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION OF EXHIBIT

1.1 Underwriting Agreement, dated April 28, 2003, among Hanson Australia Funding Limited; Hanson PLC, as Guarantor; and Lehman Brothers Inc. and J.P. Morgan Securities Inc., as underwriters.

1.2 Opinion of Weil, Gotshal & Manges LLP with respect to the validity of the Debt Securities and Guarantees under New York Law.

1.3 Opinion of Graham Dransfield with respect to the validity of the Debt Securities and Guarantees under English law.

1.4 Opinion of Mallesons Stephen Jacques with respect to the validity of the Debt Securities and Guarantees under Australian law.






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